Bitfarms Ltd.

110 Yonge Street, Suite 1601

Toronto, Ontario, Canada M5C 1T4

VIA EDGAR

January 24, 2025

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kate Tillan

   Rolf Sundwall

RE:	Bitfarms Ltd. Registration Statement on Form F-4 File No. 333-282657 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above captioned registration statement (the “Registration Statement”), Bitfarms Ltd. (the “Company”) hereby requests that the Registration Statement be declared effective on January 28, 2025 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact Ryan J. Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3712 with any questions you may have concerning this letter, or if you require any additional information. The Company also requests that you please notify Mr. Dzierniejko by telephone when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

BITFARMS LTD.

By:	/s/ Benjamin Gagnon
Name:	Benjamin Gagnon
Title:	Chief Executive Officer & Director

cc:	Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP